Exhibit 99.1

PRESS RELEASE
Regulated information
2 February 2023 – 08.00 am CET

EURONAV ANNOUNCES FOURTH QUARTER 2022 RESULTS

HIGHLIGHTS

•	Large crude tanker recovery delivers highest earnings for Euronav since Q2 2020
•	Fleet rejuvenation brings operational leverage to upcycle
•	Seasonal demand patterns and Russian dislocation augment robust fundamentals
•	Summary Arbitration Proceedings regarding termination of combination agreement with Frontline expected to conclude on 7 February
•	Q1 2023 to date spot rate: 50% fixed at 55k USD per day for VLCC and 50% fixed at 54k USD per day for Suezmax

ANTWERP, Belgium, 2 February 2023 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) reported its non-audited financial results today for the fourth quarter ended 31 December 2022.

Hugo De Stoop, CEO of Euronav said: “Constrained vessel supply conditions within all segments of the large crude tanker market were supplemented further by two key factors during Q4 2022. Firstly, seasonal demand for crude gained traction as consumption rose into the 22/23 winter. Secondly, the EU embargo on Russian oil, effective 5 December 2022, created additional shipping demand as crude trading patterns required longer voyages and therefore captured more shipping capacity. These supportive catalysts helped drive freight rates to a 30-month high and we believe that the solid base of sector fundamentals (orderbook, fleet age, incoming regulations) will continue to underpin positive conditions within the tanker market for multiple quarters ahead.

Recent events have also been dynamic but have never affected the operational performance of the Company as we remain focused and committed to maintain our position of market leadership and have managed to rejuvenate the fleet at a critical time in the market cycle both in buying and ordering modern vessels at good prices as well as be patient and dispose of older assets when the value became interesting.

Whilst we regret the current situation, we will continue to act professionally and to work to a solution which is in the interests of all of our shareholders and stakeholders.”

PRESS RELEASE
Regulated information
2 February 2023 – 08.00 am CET

Key figures

The most important key figures (unaudited) are:

(in thousands of USD)	Fourth Quarter 2022	Fourth Quarter 2021	YTD 2022	YTD 2021

Revenue	368,068	117,423	854,669	419,770
Other operating income	4,626	3,143	15,141	10,255

Voyage expenses and commissions	(45,140)	(35,223)	(175,187)	(118,808)
Vessel operating expenses	(58,858)	(51,568)	(216,418)	(220,706)
Charter hire expenses	(617)	(1,552)	(5,445)	(9,750)
General and administrative expenses	(13,601)	(7,933)	(51,702)	(32,408)
Net gains (losses) on disposal of vessels/other tangible assets	62,569	4,500	95,813	15,068
Depreciation of tangible and intangible assets	(57,822)	(85,982)	(222,865)	(344,994)

Net finance expenses	(23,778)	(20,085)	(105,869)	(80,607)
Share of profit (loss) of equity accounted investees	2	5,892	17,558	22,976

Result before taxation	235,449	(71,385)	205,695	(339,204)

Tax benefit (expense)	(729)	(797)	(2,804)	427

Profit (loss) for the period	234,719	(72,180)	202,891	(338,777)

Attributable to: Owners of the Company	234,719	(72,180)	202,891	(338,777)

The contribution to the result is as follows:

(in thousands of USD)	Fourth Quarter 2022	Fourth Quarter 2021	YTD 2022	YTD 2021

Tankers	231,981	(78,249)	170,763	(364,045)
FSO	2,738	6,069	32,128	25,268

Result after taxation	234,719	(72,180)	202,891	(338,777)

Information per share:

(in USD per share)	Fourth Quarter 2022	Fourth Quarter 2021	YTD 2022	YTD 2021

Weighted average number of shares (basic) *	201,783,532	201,677,981	201,747,963	201,677,981
Result after taxation	1.16	(0.36)	1.01	(1.68)

*	The number of shares issued on 31 December 2022 is 220,024,713. However, the number of shares excluding the owned shares held by Euronav at 31 December 2022 is 201,783,532.

PRESS RELEASE
Regulated information
2 February 2023 – 08.00 am CET

EBITDA reconciliation (unaudited):

(in thousands of USD)	Fourth Quarter 2022	Fourth Quarter 2021	YTD 2022	YTD 2021

Profit (loss) for the period	234,719	(72,180)	202,891	(338,777)
+ Net interest expenses	24,436	19,881	105,777	80,006
+ Depreciation of tangible and intangible assets	57,822	85,982	222,865	344,994
+ Income tax expense (benefit)	729	797	2,804	(427)

EBITDA (unaudited)	317,706	34,480	534,337	85,796

+ Net interest expenses JV	—	616	(745)	2,937
+ Depreciation of tangible and intangible assets JV	—	3,108	3,149	12,333
+ Income tax expense (benefit) JV	—	631	(1,599)	2,636

Proportionate EBITDA	317,706	38,835	535,142	103,702

Proportionate EBITDA per share:

(in USD per share)	Fourth Quarter 2022	Fourth Quarter 2021	YTD 2022	YTD 2021

Weighted average number of shares (basic)	201,783,532	201,677,981	201,747,963	201,677,981
Proportionate EBITDA	1.57	0.19	2.65	0.51

All figures, except for Proportionate EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

For the fourth quarter of 2022, the Company realized a net profit of USD 234.7 million or USD 1.16 per share (fourth quarter 2021: a net loss of 72.2 USD million or USD (0.36) per share). Proportionate EBITDA (a non-IFRS measure) for the same period was USD 317.7 million (fourth quarter 2021: USD 38.8 million).

PRESS RELEASE
Regulated information
2 February 2023 – 08.00 am CET

TCE

The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarized as follows:

In USD per day	Q4 2022	Q4 2021	Full Year 2022	Full Year 2021
VLCC
Average spot rate (in TI Pool)*	57,400	12,500	27,600	11,300
Average time charter rate**	34,400	46,900	42,900	46,500
SUEZMAX
Average spot rate***	57,800	11,300	31,200	11,100
Average time charter rate	30,400	30,400	30,400	30,400

*Euronav owned ships in TI Pool (excluding technical offhire days)

**Including profit share where applicable

***	Including profit share where applicable (excluding technical offhire days)

EURONAV TANKER FLEET

Fleet rejuvenation

Sale of older Suezmax vessels

On 19 October 2022, Euronav announced the sale of the Cap Phillippe (2006 - 158,920 dwt) generating a capital gain of USD 12.9 million.

On 10 November 2022 Euronav sold the Suezmax Cap Guillaume (2006 - 158,889 dwt), generating a capital gain of USD 14.6 million.

Sale ULCC Europe

On 17 October 2022, Euronav announced the sale of the ULCC (Ultra Large Crude Carrier) Europe (2002 – 441,561 dwt). The sale generated a capital gain of USD 34.7 million.

Two new Eco-Suezmax contracted at Korean yard

Euronav has entered into an agreement with Daehan Shipbuilding Co. Ltd. for two Suezmax newbuilding contracts. The vessels will be sister ships to our Cedar (2022 -157,310 dwt) and Cypress (2022 – 157,310 dwt), built at the same yard. Both vessels are scheduled for delivery in the third quarter of 2024.

Capital gains on vessels sales during 2022

Euronav has deliberately accelerated fleet renewal during 2022 given prevailing elevated asset prices for older tonnage. Recycling such capital into newer, younger tonnage provides a more competitive platform for all stakeholders and a far lower environmental footprint.

PRESS RELEASE
Regulated information
2 February 2023 – 08.00 am CET

Below is a summary of our disposal activity during 2022.

VESSELS	CAPITAL GAIN IN MIO USD
3 N-class - VLCC	13.5
4 S-class - VLCC	1.8
Cap Leon - Suezmax	10.8
Cap Pierre - Suezmax	7.5
Cap Philippe - Suezmax	12.9
Cap Guillaume - Suezmax	14.6
Europe - ULCC	34.9
TOTAL	96.0

Update - Newbuilding delivery schedule

Outstanding capital expenditure for the 8 vessels (3 VLCCs and 5 Suezmax) currently under construction at the end of Q4 2022 was USD 404 million, split as follows: USD 267 million in 2023 and USD 137 million in 2024.

On 10 January 2023, Euronav held a naming ceremony for two of our 3 VLCC newbuildings. The vessels are the Cassius and Camus. Euronav took delivery of the VLCC Cassius (2023 – 299,158 dwt) on 11 January 2023 and will take delivery of the Camus (2023- 299.158) early March 2023.

TANKER MARKET & OUTLOOK

The comments made during Q3 2022 remain valid. The large crude tanker market is well positioned to continue a multi-year upcycle based on strong fundamentals and well supported tanker market specific catalysts:

•	Orderbooks at 25 years plus lows
•	Contracting constrained by high vessel prices & incoming regulations
•	Shipbuilding capacity constrained until 2025/26 by LNG carrier and container orderbook
•	Global fleet age average of VLCC & Suezmax segments - highest in 20 years
•	Structural ton mile enhancement from Russian dislocation

Asset Value

The pace of asset price growth for crude tankers eased during Q4 2022 but remains very strong especially for older vessels. Newbuilding prices for VLCCs remain stable at USD 120 million but 5,10- and 15-year-old segments for VLCCs rose 8%, 8% and 14% respectively during Q4 2022.

Crude oil demand

China remains key! Chinese crude imports for 2022 were 7% below 2020 levels (source Bloomberg). The energy consultancy FGE forecast a snapback in Chinese oil demand post the Lunar new year and reflective of Covid restrictions being lifted on January 8th, 2023. This recovery will be a key driver supported by recent IEA reports which forecasts global oil consumption will rise to a record 101.7 million barrels per day – a rise of 1.9 million barrels per day during 2023 and back above pre-pandemic levels for the first time.

PRESS RELEASE
Regulated information
2 February 2023 – 08.00 am CET

Vessel Supply

New incoming regulations (EEXI) and further pressure on vessel supply imply a supportive tanker market background. But given owner confidence in the cycle, it is not surprising that only 1x VLCC and 1x Suezmax left the global fleet in Q4 2022 (4 VLCC & 7 Suezmax during 2022; source Clarksons). However, it remains encouraging that higher new build prices, restricted shipyard availability and uncertainty over application of new emissions technology all coalesced to severely restrict new contracting to just two VLCCs during all of 2022 and no orders during Q4.

Volatile freight rates

Suezmax markets have remained consistent and buoyant, underpinned by increasing ton miles and robust demand for Q4 and most of Q1 so far.

VLCC freight rates did slip from mid-November. US to China volumes fell due to Covid outbreaks, reducing activity and oil price differentials impacting China-WTI spreads. January activity saw a rising demand from China post lifting of Covid restrictions and until the Chinese Lunar new year.

Previous cycles have shown that the time charter market will develop further in favour of tanker owners on duration, term and economics if the spot market remains at healthy levels on average. This feature will take several quarters to mature but will provide optionality and opportunity for owners as the cycle unwinds.

Sequential quarter on quarter improvement in freight rates may be challenging given the in-built seasonality hard wired into crude tanker markets. Regular observers will recognise that seasonal factors tend to reduce cargo volumes during Q2 and Q3 (owing to refinery maintenance programmes, lower energy consumption during northern hemisphere spring, inventory planning etc).

So far in the first quarter of 2023, the Euronav VLCC fleet in the Tankers International Pool earned ~ USD 55,000 per day and 50% of the available days have been fixed. Euronav’s Suezmax fleet trading on the spot market has earned ~ USD 54,000 per day on average with 50% of the available days fixed.

DISTRIBUTION TO SHAREHOLDERS

The return to profitability in the second half of 2022 should allow Euronav to reward all its shareholders. 80% of annual net income after adjusting for capital gains (which are not available for distribution) implies a return to shareholders of more than USD 87 million or USD 43 cents per share for the full year of which USD 9 cents have been distributed in previous quarters (Q1, Q2 and Q3).

However, under the Combination Agreement (as defined below) Euronav and Frontline plc agreed a maximum of dividend payments that could be made (Euronav USD 9 cents per share total, Frontline USD 15 cents per share total) until the settlement of the exchange offer. So far, Euronav already distributed USD 6 cents out of the USD 9 cents available. As we continue to comply with our obligations under the Combination Agreement, which could not be lawfully terminated by Frontline, only USD 3 cents can be distributed today.

PRESS RELEASE
Regulated information
2 February 2023 – 08.00 am CET

Euronav takes this opportunity to remind investors that in our two most recent distributions above our minimum fixed dividend in 2020, the company divided the distribution between cash dividends and share buy backs as our equity price was trading substantially below its intrinsic value. Euronav reserves the right to return capital to shareholders in the future in the form of dividends or share buybacks depending on where the share price is trading in relation to its intrinsic value.

Euronav maintains its stated policy of distributing a minimum fixed dividend of USD 3 cents per share per quarter.

A dividend of USD 3 cents per share will thus be paid to shareholders on 2 March 2023.

COUPON 31:

Ex-dividend date	21/02/2023
Record date	22/02/2023
Payment date	02/03/2023

SUSTAINABILITY UPDATE

In November 2022, Euronav agreed a new USD 377 million sustainability-linked loan facility, which brings Euronav’s funding with an integrated sustainability component to 52 % of the Company’s total financing. The facility has been concluded with several commercial banks and has a duration of 5 years.

This is the fourth sustainability linked financing Euronav has undertaken in the last 2 years. The credit facility incorporates a number of KPI’s which, if met, will reduce Euronav’s interest rate cost by 10 basis points.

In December 2022, for the third year running Euronav has been awarded a “B” rating by CDP for our positive awareness and actions on climate change. CDP is a non-profit organisation and a highly regarded form of accreditation on climate action. Each year the stipulations and hurdle requirements become more onerous meaning Euronav’s position has improved year on year.

In January 2023, Euronav was included in the Bloomberg Gender-Equality Index (GEI) for the sixth year, since the Index was established in 2018. For 2023, our score sequentially improved from 2022. Euronav remains committed to such initiatives and looks forward to continuously improving its ranking year after year.

CORPORATE UPDATE

Combination with Frontline

On 11 July 2022 we announced that Euronav and Frontline entered into a definitive agreement for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline shares for every Euronav share (the “Combination Agreement”), which was unanimously approved by all the members of Frontline’s Board of Directors and by all members of Euronav’s Supervisory Board. (see press release)

PRESS RELEASE
Regulated information
2 February 2023 – 08.00 am CET

On 9 January 2023 Frontline announced that it had unilaterally decided to terminate the Combination Agreement. Euronav determined that unilateral action pursuing the termination of the Combination Agreement has no basis under the terms of the Combination Agreement and that Frontline failed to provide a satisfactory reason for its decision to pursue termination.

On 18 January 2023, Euronav announced that it filed an application request for urgent interim and conservatory measures in relation to Frontline’s unilateral action in pursuing the termination of the Combination Agreement. Euronav is requesting to suspend such termination pending a determination on the merits pursuing primarily the specific performance of the Combination Agreement.

On 30 January 2023 Euronav announced that it has filed an application request for arbitration on the merits in relation to Frontline’s unilateral action in pursuing the termination of the Combination Agreement.

A judgement in the pending emergency arbitration proceedings is expected on 7 February 2023.

In the meantime, Famatown Finance Limited, a related-party to Frontline’s largest shareholder has continued to accumulate shares of Euronav. The total of these transactions means that Famatown (together with Frontline), hold 50,426,748 shares in Euronav, or 24.99% of the shares outstanding (excluding treasury shares). The Supervisory Board of Euronav has reached out pro-actively to Famatown to understand its intentions and intends to maintain a constructive dialogue, as it pursues with all Euronav shareholders and stakeholders.

CMB and affiliates

CMB NV and its affiliates (“CMB”) jointly own 25% of the voting shares of Euronav (excluding treasury shares).

On 16 January 2023, Euronav received a letter from CMB requesting that the Supervisory Board convene a general meeting of Euronav with the agenda items and proposed decisions attached to the letter which is available on Euronav’s website via the following link: https://www.euronav.com/investors/legal-information/agm/2023/.

A special general meeting (‘SGM’) of shareholders shall be convened in accordance with the Belgian Code of Companies and Associations.

Euronav notes that the agenda items are intended to replace the entire current Supervisory Board, composed solely of independent members, with members nominated by CMB, an unprecedented request by a minority shareholder.

Considering the significant impact such change may have on Euronav, its business and all its shareholders and stakeholders, the Supervisory Board of Euronav has reached out to CMB for further information on its strategy and intentions for Euronav.

PRESS RELEASE
Regulated information
2 February 2023 – 08.00 am CET

On the basis of the information that will be available to it, Euronav is and will be analysing this proposal and the Supervisory Board will issue its recommendation, in accordance with applicable law and corporate governance principles.

We believe that governance tailored to all of Euronav’s shareholders and stakeholders, supportive of Euronav’s strategy, should remain Euronav’s goal, which would require retaining a proportional independence and a high degree of continuity of our Board to ensure value protection for all shareholders. An immediate and abrupt replacement of the entire board, without any transitioning or succession planning, is not in line with those principles and Belgian corporate governance standards. Euronav therefore cannot support or recommend such an idea. Euronav shall also ensure that its strategy, track record and approach are clearly summarised for all of its shareholders ahead of the SGM.

We would prefer to continue to seek a constructive discussion with all our shareholders including CMB as we intend to work to a solution which is in the interests of all of our shareholders.

CONFERENCE CALL

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at https://www.euronav.com/investors/.

Webcast Information
Event Type:	Audio webcast with user-controlled slide presentation
Event Date:	2 February 2023
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q4 2022 Earnings Conference Call”
Event Site/URL:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=WcSmuq13

Telephone participants may avoid any delays by pre-registering for the call using the following link to receive a special dial-in number and PIN conference call registration link: https://dpregister.com/sreg/10174400/f58398ca00. Pre-registration fields of information to be gathered: name, company, email.

Telephone participants located in the U.S. who are unable to pre-register may dial in to +1-877-328-5501 on the day of the call. Others may use the international dial-in number +1-412-317-5471.

A replay of the call will be available until 9 February 2022, beginning at 9 a.m. EST / 2 p.m. CET on 2 February 2023. Telephone participants located in the U.S. can dial +1-877-344-7529. Others can dial +1-412-317-0088. Please reference the conference number 10174400.

PRESS RELEASE
Regulated information
2 February 2023 – 08.00 am CET

*

*    *

Contact:

Brian Gallagher – Head of IR Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

Announcement Q1 2023 results: 11 May 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 40 VLCCs (with further two under construction), 22 Suezmaxes (with a further five under construction) and 2 FSO vessels under long term contract.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward-looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “would”, “will”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties

PRESS RELEASE
Regulated information
2 February 2023 – 08.00 am CET

Condensed consolidated statement of financial position (unaudited)

(in thousands of USD)

	December 31, 2022	December 31, 2021
ASSETS

Non-current assets
Vessels	3,057,665	2,967,787
Assets under construction	228,429	181,293
Right-of-use assets	21,493	29,001
Other tangible assets	762	1,218
Intangible assets	15,746	186
Receivables	35,334	55,639
Investments in equity accounted investees	1,331	72,446
Deferred tax assets	1,403	1,546

Total non-current assets	3,362,163	3,309,116

Current assets
Bunker inventory	41,643	69,035
Non-current assets held for sale	18,459	—
Trade and other receivables	366,279	237,745
Current tax assets	239	99
Cash and cash equivalents	179,929	152,528

Total current assets	606,549	459,407

TOTAL ASSETS	3,968,712	3,768,523

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	1,678,336	1,702,549
Translation reserve	(24)	453
Hedging reserve	33,053	2,396
Treasury shares	(163,024)	(164,104)
Retained earnings	385,616	180,140

Equity attributable to owners of the Company	2,173,105	1,960,582

Non-current liabilities
Bank loans	1,224,243	1,175,835
Other notes	197,556	196,895
Other borrowings	71,011	86,198
Lease liabilities	5,824	16,759
Other payables	852	3,490
Employee benefits	1,635	6,839
Provisions	597	892

Total non-current liabilities	1,501,718	1,486,908

Current liabilities
Trade and other payables	90,020	83,912
Current tax liabilities	5,927	366
Bank loans	108,941	29,313
Other notes	—	67,025
Other borrowings	65,851	117,863
Lease liabilities	22,855	22,292
Provisions	295	262

Total current liabilities	293,889	321,033

TOTAL EQUITY and LIABILITIES	3,968,712	3,768,523

PRESS RELEASE
Regulated information
2 February 2023 – 08.00 am CET

Condensed consolidated statement of profit or loss (unaudited)

(in thousands of USD except per share amounts)

	2022	2021

	Jan. 1 - Dec. 31, 2022	Jan. 1 - Dec. 31, 2021

Shipping income
Revenue	854,669	419,770
Gains on disposal of vessels/other tangible assets	96,160	15,068
Other operating income	15,141	10,255

Total shipping income	965,970	445,093

Operating expenses
Voyage expenses and commissions	(175,187)	(118,808)
Vessel operating expenses	(216,418)	(220,706)
Charter hire expenses	(5,445)	(9,750)
Loss on disposal of vessels/other tangible assets	(347)	—
Depreciation tangible assets	(221,844)	(344,904)
Depreciation intangible assets	(1,021)	(90)
General and administrative expenses	(51,702)	(32,408)

Total operating expenses	(671,964)	(726,666)

RESULT FROM OPERATING ACTIVITIES	294,006	(281,573)

Finance income	27,140	14,934
Finance expenses	(133,009)	(95,541)

Net finance expenses	(105,869)	(80,607)

Share of profit (loss) of equity accounted investees (net of income tax)	17,558	22,976

PROFIT (LOSS) BEFORE INCOME TAX	205,695	(339,204)

Income tax benefit (expense)	(2,804)	427

PROFIT (LOSS) FOR THE PERIOD	202,891	(338,777)

Attributable to:
Owners of the company	202,891	(338,777)

Basic earnings per share	1.01	(1.68)
Diluted earnings per share	1.00	(1.68)

Weighted average number of shares (basic)	201,747,963	201,677,981
Weighted average number of shares (diluted)	201,994,217	201,773,240

PRESS RELEASE
Regulated information
2 February 2023 – 08.00 am CET

Condensed consolidated statement of comprehensive income (unaudited)

(in thousands of USD)

	2022	2021
	Jan. 1 - Dec. 31, 2022	Jan. 1 - Dec. 31, 2021
Profit/(loss) for the period	202,891	(338,777)

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	942	1,453

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(477)	(482)
Cash flow hedges - effective portion of changes in fair value	30,657	9,852
Equity-accounted investees - share of other comprehensive income	159	951

Other comprehensive income (expense), net of tax	31,281	11,774

Total comprehensive income (expense) for the period	234,172	(327,003)

Attributable to:
Owners of the company	234,172	(327,003)

PRESS RELEASE
Regulated information
2 February 2023 – 08.00 am CET

Condensed consolidated statement of changes in equity (unaudited)

(in thousands of USD)

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2021	239,148	1,702,549	935	(7,456)	(164,104)	540,714	2,311,786

Profit (loss) for the period	—	—	—	—	—	(338,777)	(338,777)
Total other comprehensive income (expense)	—	—	(482)	9,852	—	2,404	11,774
Total comprehensive income (expense)	—	—	(482)	9,852	—	(336,373)	(327,003)

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	(24,201)	(24,201)
Total transactions with owners	—	—	—	—	—	(24,201)	(24,201)

Balance at December 31, 2021	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2022	239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

Profit (loss) for the period	—	—	—	—	—	202,891	202,891
Total other comprehensive income (expense)	—	—	(477)	30,657	—	1,101	31,281
Total comprehensive income (expense)	—	—	(477)	30,657	—	203,992	234,172

Transactions with owners of the company
Dividends to equity holders	—	(24,213)	—	—	—	—	(24,213)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	1,080	—	1,080
Equity-settled share-based payment	—	—	—	—	—	1,484	1,484
Total transactions with owners	—	(24,213)	—	—	1,080	1,484	(21,649)

Balance at December 31, 2022	239,148	1,678,336	(24)	33,053	(163,024)	385,616	2,173,105

PRESS RELEASE
Regulated information
2 February 2023 – 08.00 am CET

Condensed consolidated statement of cash flows (unaudited)

(in thousands of USD)

	2022	2021
	Jan. 1 - Dec. 31, 2022	Jan. 1 - Dec. 31, 2021
Cash flows from operating activities
Profit (loss) for the period	202,891	(338,777)

Adjustments for:	217,905	386,903
Depreciation of tangible assets	221,844	344,904
Depreciation of intangible assets	1,021	90
Provisions	(262)	(227)
Income tax (benefits)/expenses	2,804	(427)
Share of profit of equity-accounted investees, net of tax	(17,558)	(22,976)
Net finance expense	105,869	80,607
(Gain)/loss on disposal of assets	(95,813)	(15,068)

Changes in working capital requirements	(82,728)	(20,504)
Change in cash guarantees	61	8
Change in inventory	27,391	6,745
Change in receivables from contracts with customers	(105,538)	(25,485)
Change in accrued income	(2,941)	(331)
Change in deferred charges	1,263	(1,285)
Change in other receivables	(4,092)	4,070
Change in trade payables	(1,316)	(1,215)
Change in accrued payroll	(39)	(3,689)
Change in accrued expenses	(2,808)	2,698
Change in deferred income	9,998	(5,594)
Change in other payables	(2,113)	2,953
Change in provisions for employee benefits	(2,594)	621

Income taxes paid during the period	2,761	12
Interest paid	(99,744)	(60,999)
Interest received	11,446	3,425
Dividends received from equity-accounted investees	3,021	4,635

Net cash from (used in) operating activities	255,552	(25,305)

Acquisition of vessels and vessels under construction	(523,494)	(413,062)
Proceeds from the sale of vessels	356,730	55,844
Acquisition of other tangible assets	(250)	(142)
Acquisition of intangible assets	(16,582)	(115)
Payments received from loans to related parties	32,844	2,242
Repayment of loans from related parties	(10,215)	—
Lease payments received from finance leases	2,036	1,987

Net cash from (used in) investing activities	(158,931)	(353,246)

(Purchase of) Proceeds from sale of treasury shares	1,080	—
Proceeds from new borrowings	1,270,295	1,509,580
Repayment of borrowings	(976,670)	(726,032)
Repayment of lease liabilities	(25,494)	(54,928)
Repayment of commercial paper	(279,314)	(303,426)
Repayment of sale and leaseback	(22,667)	(22,667)
Transaction costs related to issue of loans and borrowings	(5,871)	(4,422)
Dividends paid	(24,221)	(24,212)

Net cash from (used in) financing activities	(62,862)	373,893

Net increase (decrease) in cash and cash equivalents	33,759	(4,658)

Net cash and cash equivalents at the beginning of the period	152,528	161,478
Effect of changes in exchange rates	(6,358)	(4,292)

Net cash and cash equivalents at the end of the period	179,929	152,528

of which restricted cash	—	—